Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com

June 2, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Coy Garrison

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-6010

Re:	Resource Income & Opportunity REIT, Inc.
File No. 333-201842

Dear Mr. Garrison:

This letter sets forth the response of our client, Resource Income & Opportunity REIT, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), as set forth in its letter dated May 26, 2017, regarding Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 7 to the Registration Statement on Form S-11 (“PEA No. 1”), which the Issuer filed with the Commission via EDGAR on May 5, 2017.

In connection with the submission of this correspondence, the Issuer has filed Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 7 to the Registration Statement on Form S-11 (“PEA No. 2”) with the Commission via EDGAR. A blacklined version of PEA No. 2, which is marked to show changes from PEA No. 1, is enclosed herewith. For convenience of reference, this response letter includes the comments issued by the Commission in its letter dated May 26, 2017, followed by the Issuer’s responses thereto.

General

1. Comment: Please update your financial statements in your next amendment.

    Response: The Issuer has included updated financial statements in PEA No. 2 as requested.

Prospectus Summary

What is the difference between the Class T, Class S, Class D and Class I shares of common stock being offered in the primary offering?

2. Comment: Please revise your disclosure to clarify how the ongoing distribution and shareholder servicing fees will affect distributions paid on each share class and to explain how such fees may impact liquidation rights for each share class. Please also explain the channels through which the different share classes will be made available for purchase in this offering.

Mr. Coy Garrison

June 2, 2017

    Response: The Issuer has revised the question and answer captioned “What is the difference between the Class T, Class S, Class D and Class I shares of common stock being offered in the primary offering?,” which includes the at-issue disclosure, to include the requested disclosure. Please reference pages 3 and 4 of PEA No. 2.

What fees will you pay to the advisor and its affiliates?

3. Comment: We note that the ongoing distribution and shareholder servicing fee is considered to be underwriting compensation. Please revise your tabular disclosure here and throughout to link the ongoing distribution and shareholder servicing fee descriptions to the other forms of underwriting compensation discussed under the header “Organization and Offering Stage.”

    Response: The Issuer respectfully directs the Staff to the following disclosure regarding distribution and shareholder servicing fees, which appears in “Upfront Selling Commissions and Dealer Manager Fees—Dealer Manager” on pages 11 and 86 of PEA No. 2: “See “Distribution and Shareholder Servicing Fee” below for a description of this fee paid for each Class T, Class S and Class D share.”

If I buy shares in this offering, how may I later sell them?

4. Comment: We note that you expect to amend your share repurchase program to provide greater liquidity to stockholders after the NAV pricing date. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you will rely on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), or Hines Global REIT II, Inc. (Letter dated April 26, 2017), please contact the Division’s Office of Mergers and Acquisitions at (202) 551-3440 to discuss whether the amended program is consistent with such relief.

    Response: The Issuer acknowledges that it will be responsible for analyzing the applicability of the Commission’s tender offer rules, including Rule 13e-4 and Regulation 14E promulgated under the Securities Exchange Act of 1934, as amended, to its amended share repurchase program. To the extent that the Issuer intends to rely on any of the Commission’s no-action letters referred to above, the Issuer undertakes to contact the Office of Mergers and Acquisitions to discuss whether the Issuer’s amended share repurchase program is consistent with the relief granted in those letters.

Conflicts of Interest

5. Comment: We note your disclosure on page 94 that none of the affiliated programs invest in office properties, so you do not anticipate any conflicts of interest with those programs. However, we note that you have expanded your investment strategy to target investments in other property types, including multifamily properties. Please revise this section to identify the conflicts of interest that arise from overlapping targeted investments between you and the affiliates of your advisor.

    Response: The Issuer has updated the “Conflicts of Interest” section to include the requested disclosure. Please reference pages 94 and 95 of PEA No. 2.

Mr. Coy Garrison

June 2, 2017

Management Compensation

Example of Advisory Fee Performance Component

6. Comment: We note that your disclosure on page 87 indicates that there is a second component to the performance component of the advisory fee, which allows the Advisor 12.5% of any “remaining Excess Profits.” However, the hypothetical example on page 92 does not include this second component to the performance component of the advisory fee, despite the performance component of the advisory fee in line “J” being less than the excess proceeds in line “I.” Please either revise the hypothetical example to include the second component to the performance component of the advisory fee or explain to us why the second component would not be applicable to this hypothetical.

    Response: The Issuer has revised the tabular disclosure appearing under the heading “Example of Advisory Fee Performance Component” in response to the Staff’s comment. Please reference page 92 of PEA No. 2.

Investment Objectives and Policies

Real Estate as an Alternative Asset Class

7. Comment: We note your disclosure on page 101 that institutional investors have embraced direct investments in real estate for a variety of reasons. Please revise your disclosure to clarify that institutional investors do not invest in non-traded REITs for such purposes.

    Response: The Issuer has revised the disclosure appearing under the heading “Real Estate as an Alternative Asset Class” in response to the Staff’s comment. Please reference page 101 of PEA No. 2.

Investment Portfolio Allocation Targets

8. Comment: We note your revised investment strategy and disclosure on page 102 indicating your intended portfolio allocation targets relating to real estate-related securities. Please provide us with an updated analysis as to why you believe your operations will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please note that we will refer your response to the Division of Investment Management for further review.

    Response: As described in greater detail on pages 112-114 of PEA No. 2, the Issuer intends to operate, directly and through wholly owned or majority-owned subsidiaries, so that neither it nor any of its subsidiaries will be required, as such requirements have been interpreted by the Staff, to register as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”). Under Section 3(a)(1) of the 1940 Act, an issuer is not deemed to be an investment company if: (i) it neither is, nor holds itself out as being, engaged primarily, nor proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the “Primarily Engaged Test”); and (ii) it neither is engaged nor proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and does not own or propose to acquire “investment securities”1 having a value exceeding 40% of the value of its total assets on an unconsolidated basis (the “40% Test”).

[1]	“Investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of “investment company” under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

Mr. Coy Garrison

June 2, 2017

The Issuer expects that it, its operating partnership and the subsidiaries of its operating partnership will satisfy both the Primarily Engaged Test and the 40% Test discussed above. The Issuer is organized as a holding company that conducts its businesses primarily through its operating partnership, which in turn is a company conducting its business of investing in real property either directly or through its subsidiaries. With respect to the Primarily Engaged Test, none of the Issuer, its operating partnership or the subsidiaries of its operating partnership intends to engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, the Issuer intends to invest primarily in real property through its subsidiaries. With respect to the 40% Test, the Issuer expects that most of the entities through which it owns assets will be wholly owned subsidiaries that are not themselves investment companies because such subsidiaries will have at least 60% of their assets in real property and, thus, none of the Issuer, its operating partnership or the subsidiaries of its operating partnership expects to own a significant amount of “investment securities” (as such term is used in the 1940 Act).

If the value of investment securities held by one of the Issuer’s subsidiaries were to exceed 40% of its total assets, the Issuer expects that such subsidiary will be able to rely on Section 3(c)(5)(C) of the 1940 Act for an exception from the definition of an investment company. Section 3(c)(5)(C) generally provides that any person not engaged in the business of issuing redeemable securities and who is primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate is excepted from the definition of investment company. The Commission’s position on Section 3(c)(5)(C) generally requires that an issuer maintain at least 55% of its assets in “mortgages and other liens on and interests in real estate” (“qualifying real estate assets”) and at least 80% of its assets in qualifying real estate assets or real estate-related assets. No more than 20% of the value of its assets may be assets (“miscellaneous assets”) other than qualifying real estate assets and real estate-related assets. The Issuer expects that each of its subsidiaries relying on Section 3(c)(5)(C) will invest at least 55% of its assets in qualifying real estate assets, and approximately an additional 25% of its assets in other real estate-related assets. In addition, the Issuer does not expect that any of its subsidiaries will issue currently redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, as those terms are defined in the 1940 Act. To avoid registration as an investment company, the Issuer expects to limit the investments that its subsidiaries make, directly or indirectly, in assets that are not qualifying real estate assets and in assets that are not real estate-related assets.

If, however, the value of the subsidiaries of the Issuer that must rely on Section 3(c)(1) or Section 3(c)(7) is greater than 40% of the value of the assets of the Issuer (which is most likely to occur if such subsidiaries do not own a sufficient amount of qualifying real estate assets (as defined below) or real estate-related assets to rely on Section 3(c)(5)(C) of the 1940 Act), then the Issuer will seek to rely on Section 3(c)(6) of the Issuer expects Act, which excepts from the definition of investment company any company primarily engaged, directly or through majority-owned subsidiaries, in one or more of the businesses described in paragraphs (3), (4) and (5) of Section 3(c), or in one or more such businesses (from which not less than 25% of such company’s gross income during its last fiscal year was derived) together with an additional business or businesses other than investing, reinvesting, owning, holding or trading in securities. The Issuer will be “primarily engaged,” through wholly owned and majority-owned subsidiaries, in the business described in Section 3(c)(5)(C). Although the Staff has issued little interpretive guidance with respect to Section 3(c)(6), we believe that the Issuer may rely on Section 3(c)(6) if 55% of the assets of the Issuer consist of, and at least 55% of the Issuer’s income is derived from, qualifying real estate assets owned by wholly owned or majority-owned subsidiaries of the Issuer.

Mr. Coy Garrison

June 2, 2017

The Issuer will monitor its investments at the time of acquisition and disposition of each investment and on an ongoing basis to determine compliance with the exemptions and exclusions from registration discussed above. To the extent that the Commission or its staff provides further guidance regarding any of the exceptions that the Issuer and its subsidiaries rely on from registration as an investment company, the Issuer may be required to adjust its strategy accordingly.

Plan of Distribution

Compensation of Dealer Manager and Participating Broker-Dealers

9. Comment: We note your disclosure that Class T shares bear an advisor distribution and shareholder servicing fee of 0.75% per annum and a dealer distribution and shareholder servicing fee of 0.25% per annum. Please revise to clarify the division of services to be provided by the advisor and a broker-dealer in connection with the distribution and shareholder servicing fee on Class T shares and how an investor will know which entity to seek such services from.

    Response: The Issuer respectfully submits that the both the 0.75% advisor distribution and shareholder servicing fee and the 0.25% dealer distribution and shareholder servicing fee will be paid to Resource Securities, Inc., the dealer manager for the Issuer’s public offering (the “Dealer Manager”). The Dealer Manager will reallow up to 100% of such fee to participating broker-dealers, who will provide the shareholder services to their clients. The component “advisor distribution and shareholder servicing fee” refers to an investor’s financial advisor rather than the Issuer’s external advisor, and is meant to quantify the portion of the distribution and shareholder servicing fee that will be ultimately paid to an investor’s financial advisor rather than being retained by a participating broker-dealer.

Supplement No. 1

Compensation to our Advisor, Dealer Manager, and their Affiliates

10. Comment: We note your disclosure on page 12 of the prospectus that you will reimburse your advisor for allocable personnel salaries and other employment expenses payable to your named executive officers. Please specify any amounts reimbursed for salaries and other employment expenses for your named executive officers for the periods presented.

    Response: The Issuer has included the requested disclosure under the heading “Compensation to our Advisor, Dealer Manager and their Affiliates” on page 5 of Supplement No. 1.

Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

Sincerely,

/s/ ROSEMARIE A. THURSTON

Rosemarie A. Thurston

Enclosure

cc:	Alan F Feldman, Resource Income & Opportunity REIT, Inc.
Shelle Weisbaum, Resource Income & Opportunity REIT, Inc.
Jason W. Goode, Alston & Bird LLP